SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of March


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                     Form 20-F _____X_____ Form 40-F ______

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                        Yes ________      No____X_____


               (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                  Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated March 6, 2003 announcing results for 2002.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

           Date: March 6, 2003           By: /s/ Friedrich M.J. Bottcher
                                             ---------------------------

                                         name: Friedrich M.J. Bottcher
                                         title: Chairman of the Executive Board

                                         By: /s/ Frank F. Dorjee
                                             ---------------------------

                                         name: Frank F. Dorjee
                                         title: Chief Financial Officer
                                                Member of the Executive Board

                                         By: /s/ James.P. Cleaver, Jr.
                                             ----------------------------

                                         name : James P. Cleaver, Jr.
                                         title: Member of the Executive Board

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--March 6, 2003--

       Van der Moolen: net income of EUR 58.5 million in 2002, after a net impairment charge of EUR 10.1 million

 Net income in January and February of 2003 sharply lower than in 2002

    Van der Moolen, specialist and proprietary trader on important American and European equity, option and fixed income markets, earned net income from ordinary activities (before impairment charges) of EUR 68.6 million in 2002, a decrease of 32% compared with 2001. The write-down taken in the final quarter of the year concerns an impairment loss on the intangible fixed assets of Cohen, Duffy, McGowan, and amounted to EUR 10.1 million after tax. This brought net income for the full year to EUR 58.5 million.
    Net income from ordinary operations before impairment charges per common share declined by 33% from EUR 2.56 in 2001 to EUR 1.71 in 2002.
    Of our 255 trading days in 2002, Van der Moolen closed 245 or 96% of them with a positive trading result.
    The dividend proposal for 2002 is to pay an all-cash dividend of EUR 0.72 per common share.


Key Figures
------------------------------- ---------- ---------- ----------------
Euros millions
                          4th       4th       3rd
                         quarter  quarter   quarter       12 months
                          2002      2001      2002    2002  2001
------------------------------- ---------- ---------- ----------------
Revenues                  77.4   89.3 -13%  86.0 -10% 327.6 345.1  -5%
------------------------------- ---------- ---------- ----------------
Operating income          11.9   41.2 -71%  38.5 -69% 117.5 175.0 -33%
------------------------------- ---------- ---------- ----------------
Net income from ordinary
 activities before
 impairment charges       16.8   27.6 -39%  17.2  -2%  68.6 100.7 -32%
------------------------------- ---------- ---------- ----------------
Impairment charges after
 tax                     (10.1)     -          -      (10.1)    -
------------------------------- ---------- ---------- ----------------
Net income from ordinary
 activities                6.7   27.6 -76%  17.2 -61%  58.5 100.7 -42%
------------------------------- ---------- ---------- ----------------
Guarantee capital        573.6  537.5   7% 580.4  -1% 573.6 537.5   7%
------------------------------- ---------- ---------- ----------------
Per share data (Euros)
------------------------------- ---------- ---------- ----------------
Net income from ordinary
 activities before
 impairment charges       0.42   0.71 -41%  0.43  -3%  1.71  2.56 -33%
------------------------------- ---------- ---------- ----------------
Net income from ordinary
 activities               0.15   0.71 -78%  0.43 -64%  1.45  2.56 -44%
------------------------------- ---------- ---------- ----------------
Cash earnings             0.48   0.77 -38%  0.54 -11%  2.07  2.78 -26%
------------------------------- ---------- ---------- ----------------


    Earnings developments in the first quarter of 2003

    Van der Moolen's net income from ordinary activities in January and February 2003 amounted to approximately EUR 3 million, which represents a substantial decline relative to the average income levels achieved in 2002.
    F.M.J. (Fred) Bottcher, CEO of Van der Moolen, remarked: "The new year has presented us with notable challenges. In the current market climate, characterized by further equity price declines, continued weakness in investor confidence and the threat of war, we are confronted by declining market turnover and margin erosion, which have significantly affected our revenues. As a consequence, we have embarked on a further program of cost reductions. Given the uncertainty in the markets where we are active, we decline to offer a forecast for the first quarter as well as for the full year."

    Fourth Quarter Figures

    In the fourth quarter of 2002, our net income from ordinary activities, before the impairment charge on intangible fixed assets, was EUR 16.8 million, a 39% decrease compared to the same period of 2001. The impairment, which concerns intangible fixed assets of Cohen, Duffy, McGowan, amounted to EUR 10.1 million after tax, and reduced net income for the fourth quarter of 2002 to EUR 6.7 million.
    Net income from ordinary activities before the impairment charge per common share declined 41% from the fourth quarter of 2001, from EUR 0.71 to EUR 0.42.

    Of our 62 trading days in the fourth quarter of 2002, Van der Moolen closed 61 (98%) with positive trading revenues.

    Results in 2002

    Revenues in 2002 amounted to EUR 327.6 million, 5% less than the EUR 345.1 million we earned in 2001. This decrease resulted from the combined effects of negative organic revenue development (-18%), the contribution of acquisitions (16%) and negative currency effects (-3%), largely as a result of the depreciation of the U.S. dollar against the euro.
    Revenues generated in the United States rose by 3% compared with 2001, as a result of an increase in the revenues of VDM Specialists, roughly unchanged (negative) revenues from our two U.S. option trading units, and a positive revenue contribution from Kenny & Co., which was launched early in 2002. The United States contributed 82% of 2002 revenues, compared with 76% in 2001.
    U.S. option activities generated negative revenues as a result of trading losses of EUR 2.0 million, roughly the same level as in 2001. Measures we took over the course of the year to improve these units' performance, through reorganization and reduction of their risk profiles, led them to make a positive contribution of EUR 3.3 million to revenues in the fourth quarter of 2002.
    Revenues in Europe decreased by 26%, reflecting declines at all three of our European equity trading units. One factor behind this decrease was the elimination of the hoekman function on Euronext Amsterdam, which contributed EUR
5.2 million of commission revenues in 2001.
    Transaction costs rose 30%, from EUR 32.9 million in 2001 to EUR 42.8 million. The increase is partially explained by the expansion of our activities both through acquisition and through an increase in our arbitrage activities, but also by increases in the transaction, clearing and membership fees on several of the exchanges where we trade.
    Total operating expenses (including amortization and the impairment on intangible fixed assets) rose 22% from EUR 137.2 million in 2001 to EUR 167.3 million in 2002. Operating expenses excluding amortization and the impairment charge rose 1% to EUR 136.7 million from EUR 134.7 million in 2001. The companies we acquired in 2001 and 2002 added to our costs. These increases were largely offset by lower costs resulting from the reorganization of our option activities both in the Netherlands and in the United States, and also by the depreciation of the U.S. dollar relative to the euro.
    Fixed costs excluding amortization and impairment of intangible fixed assets rose as a percentage of total revenues from 27% in 2001 to 32% in 2002. This was primarily the result of an 11% increase in fixed personnel costs and a 29% increase in the cost of leasing exchange seats due to acquisitions, while revenues remained essentially flat.
    Variable personnel expenses - i.e., bonus payments - decreased by EUR 9.1 million (-21%) compared with 2001.
    Operating income (before amortization and impairment of intangible fixed assets) came to EUR 148.1 million in 2002, 17% less than the EUR 177.5 million we realized in 2001. Of this result, 98% (80% in 2001) was generated by our operations in the United States, and 2% (20% in 2001) from our operations in Europe.
    Our operating margin (i.e., income before amortization and impairment of intangible fixed assets divided by total revenues) was 45% in 2002, compared with 51% in 2001.
    Amortization of intangible fixed assets amounted to EUR 9.1 million in 2002, an increase of EUR 6.6 million over the EUR 2.5 million charged for this purpose in 2001. From January 1, 2001, we capitalize goodwill purchased through acquisitions and amortize it over its expected life. Goodwill purchased through acquisitions that closed prior to January 1, 2001 was charged against Shareholders' Equity. The pre-tax EUR 21.5 million impairment loss on intangible fixed assets concerns the capitalized goodwill and specialist assignments connected to the acquisition of Cohen, Duffy, McGowan in 2001.
    Net interest charges came to EUR 14.1 million in 2002, compared with EUR
10.4 million the year before.
    The effective tax burden on our income from ordinary activities (before the impairment of intangible fixed assets and extraordinary items, but after minority interests) rose from 28% in 2001 to 29% in 2002. This relatively low effective tax rate results from the fiscal deductibility of goodwill amortization in the U.S., which previously had been charged to Shareholder's Equity, and to the effect on our taxable income of our Dutch Concern Financing Company, which provides a tax-efficient structure for the Group. Including the impairment loss, 2002's effective tax rate was 25%.
    Net income from ordinary activities (before impairment charges, but after allocation to minority interests) decreased by 32% in 2002 from EUR 100.7 million to EUR 68.6 million. Of this, 66% was contributed by our operations in the United States (51% in 2001) and 34% by our European operations (49% in 2001). Included in net income from ordinary activities is a total loss of EUR
10.9 million from our U.S. and European option trading activities: in 2001, this loss was EUR 12.4 million.
    Net income per common share from ordinary activities, excluding the impairment loss and extraordinary items, calculated on the basis of the weighted average number of common shares outstanding and after deduction of the dividend on financing preferred shares, was EUR 1.71 in 2002, a 33% decrease relative to the EUR 2.56 we earned in 2001.
    Net income for 2002 was EUR 58.5 million, including a net impairment loss of EUR 10.1 million. Net income in 2001, including net extraordinary income, was EUR 126.7 million.
    Cash earnings per common share for 2002 came to EUR 2.07, 26% less than the EUR 2.78 we achieved in 2001.

    Cash flow and investment activity

    Operating cash flow rose by EUR 154.1 million to EUR 228.4 million, largely as a result of a reduction in working capital requirements. Cash flow employed for investment was EUR 63.6 million, primarily for the acquisition of Lyden, Dolan, Nick. Negative cash flow from financing activities was largely the result of the payment of the 2001 dividend and repayment of interest-bearing short term liabilities. This was partially compensated by the subordinated indebtedness raised by VDM Specialists.

    Balance sheet

    Our Balance Sheet total decreased from EUR 2,071.6 million at the end of 2001 to EUR 1,494.7 million at the end of 2002. This decrease is largely the result of reducing the working capital employed by our option trading activities in the U.S. and the Netherlands and by our London bond operation, and depreciation of the U.S. dollar relative to the euro. This was partially compensated by the consolidation of Lyden, Dolan, Nick and by the capitalization of a EUR 59 million tax asset on December 31, 2002. This tax asset relates to future U.S. tax deductions for amortization of intangible fixed assets acquired prior to January 1, 2001, which were charged against Shareholders' Equity. The tax asset at December 31, 2002 is carried at discounted value, using a discount rate of 10%.
    Shareholders' Equity rose from EUR 265.7 million in 2001 to EUR 312.2 million. The increase is explained by the accumulation of net income over the course of the year, exercise of personnel options, issuance of financing preferred shares, and the capitalization of the tax asset as of December 31, 2002. These were partially offset by exchange rate adjustments, the dividend payment for 2001 and the dividend payable to holders of our financing preferred shares in respect of 2002. The Balance Sheet is presented before allocation of net income for 2002, in conformity with international practice.
    Solvency, measured as Group equity divided by the Balance Sheet total, rose from 16% at the end of 2001 to 25% at the end of 2002.
    Guarantee capital (Group equity and the non-current portion of subordinated debt) rose from EUR 537.5 million at the end of 2001 to EUR 573.6 million at the end of 2002. The increase resulted from the combined effect of a EUR 46.5 million increase in Shareholders' Equity, a decrease in Minority Interests of EUR 2.1 million and a decrease in subordinated indebtedness of EUR 8.3 million. As a percentage of the Balance Sheet total, guarantee capital rose from 26% at the end of 2001 to 38% at the end of 2002.

    Proposed Dividend

    Van der Moolen will propose to its Annual General Meeting of Shareholders on April 9, 2003 to pay a cash-dividend of EUR 0.72 per share to holders of its common shares (EUR 1.10 in 2001, to be received in the form of cash or common shares, at the shareholder's discretion).

    Addition to the Management Board

    At the Annual General Meeting of Shareholders on April 9, 2003, the Supervisory Board will nominate Mr. C.F. Rondeltap as a member of the Management Board. Mr. Rondeltap is currently a member of the Management Committee of VDM Specialists, a function he will continue to fulfill while serving as a member of the Van der Moolen Holding Management Board.
    For further information please contact: T.L. Schram +31 (0)20 535
6789
    For more information about Van der Moolen, see:
www.vandermoolen.com.

    N.B.:

    On Thursday, March 6, 2003, 16.00 CET, Van der Moolen will hold an analysts' conference call. This will be broadcast over our website, www.vandermoolen.com.
    For more information, please contact Taylor Rafferty, Mark Walter, telephone +44 207 936 0400 or Karen Wagner, telephone +1 (212) 889 4350.

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen's traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam
(VDMN.AS). American Depositary Receipts (ADRs) representing Van der
Moolen shares are listed on the NYSE (VDM)

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


                           Van der Moolen Holding N.V.
                      Consolidated Profit and Loss Account
                             (Dutch GAAP, Unaudited)


------------------- ------------------ ---------- --------------------
(amounts  in
millions of Euros,                                  12     12
except per share      Q4     Q4          Q3       months  months
data)                2002   2001    %   2002   %   2002    2001     %
------------------- ------------------ ---------- --------------------

Revenues             77.4   89.3  -13% 86.0  -10%  327.6   345.1   -5%
 Transaction costs   10.5   10.4    1% 10.8   -3%   42.8    32.9   30%
Net revenues         66.9   78.9  -15% 75.2  -11%  284.8   312.2   -9%
 Fixed personnel
  expenses           12.5   14.4       13.2         53.6    48.1
 Variable personnel
  expenses            6.7    8.7        9.3         33.9    43.0
 Seat leases          4.3    4.6        4.8         18.3    14.2
 Information and
  communication
  expenses            1.8    1.5        1.2          6.6     6.1
 Depreciation         0.8    0.8        0.7          2.8     2.5
 Amortization of
  intangible fixed
  assets              2.8    1.2        2.2          9.1     2.5
 Impairment of
  intangible fixed
  assets             21.5      -          -         21.5       -
 General and
  administrative
  expenses            4.6    6.5        5.3         21.5    20.8
Total operating
 expenses            55.0   37.7   46% 36.7   50%  167.3   137.2   22%
Operating income     11.9   41.2  -71% 38.5  -69%  117.5   175.0  -33%
 Net interest
  income (expense)   (2.8)  (3.9)      (3.7)       (14.1)  (10.4)
Income from
 ordinary
 activities before
 tax                  9.1   37.3  -76% 34.8  -74%  103.4   164.6  -37%
Taxation             (2.3)   6.2        9.3         19.7    38.6
Income from
 ordinary
 activities after
 tax                 11.4   31.1  -63% 25.5  -55%   83.7   126.0  -34%
 Extraordinary
  income after
  taxation              -      -          -            -    32.4
 Extraordinary
  expense after
  taxation              -   (2.6)         -            -    (6.4)
Group income after
 taxation            11.4   28.5  -60% 25.5  -55%   83.7   152.0  -45%
 Minority interest    4.7    3.5        8.3         25.2    25.3
Net income            6.7   25.0  -73% 17.2  -61%   58.5   126.7  -54%
------------------- ------------------ ---------- --------------------



------------------------ ----------------------------   --------------
(amounts  in millions of
Euros, except per share        Q4          Q4               Q3
data)                         2002        2001     %       2002     %
------------------------ ----------------------------   --------------

Net income from ordinary
 activities before
 impairment charges            16.8        27.6  -39%       17.2   -2%
Impairment charges after
 tax                          (10.1)          -                -
Net income from ordinary
 activities                     6.7        27.6             17.2  -61%
Dividends on financing
 preferred shares               0.8         0.7              0.7
Net income from ordinary
 activities attributable
 to holders of common
 shares                         5.9        26.9  -78%       16.5  -64%
Cash earnings
 attributable to holders
 of common shares              18.5        29.5  -37%       20.7  -11%
Average number of common
 shares outstanding 1)   38,410,863  38,139,964    1% 38,406,226    0%
Diluted average number
 of common shares
 outstanding 1)          38,475,369  38,451,955    0% 38,469,224    0%
Per share data:
Net income from ordinary
 activities before
 impairment charges per
 common share 1)           EUR 0.42    EUR 0.71  -41%   EUR 0.43   -3%
Diluted net income from
 ordinary activities
 before impairment
 charges per common
 share 1)                  EUR 0.42    EUR 0.70  -41%   EUR 0.43   -3%
Net income from ordinary
 activities per common
 share 1)                  EUR 0.15    EUR 0.71  -78%   EUR 0.43  -64%
Diluted net income from
 ordinary activities per
 common share 1)           EUR 0.15    EUR 0.70  -78%   EUR 0.43  -64%
Cash earnings per share
 (Cash EPS)                EUR 0.48    EUR 0.77  -38%   EUR 0.54  -11%
Diluted Cash EPS           EUR 0.48    EUR 0.77  -38%   EUR 0.54  -11%
------------------------ ----------------------------   --------------

-----------------------------     ----------------------------------
(amounts  in millions of
Euros, except per share             12 months      12 months
data)                                  2002           2001        %
-----------------------------     ----------------------------------

Net income from ordinary
 activities before impairment
 charges                                68.6          100.7     -32%
Impairment charges after tax           (10.1)             -
Net income from ordinary
 activities                             58.5          100.7     -42%
Dividends on financing
 preferred shares                        2.9            2.9
Net income from ordinary
 activities attributable to
 holders of common shares               55.6           97.8     -43%
Cash earnings attributable to
 holders of common shares               79.4          106.1     -25%
Average number of common
 shares outstanding 1)            38,388,043     38,139,964       1%
Diluted average number of
 common shares outstanding 1)     38,525,890     38,451,955       0%
Per share data:
Net income from ordinary
 activities before impairment
 charges per common share 1)        EUR 1.71       EUR 2.56     -33%
Diluted net income from
 ordinary activities before
 impairment charges per common
 share 1)                           EUR 1.70       EUR 2.54     -33%
Net income from ordinary
 activities per common share
 1)                                 EUR 1.45       EUR 2.56     -44%
Diluted net income from
 ordinary activities per
 common share 1)                    EUR 1.44       EUR 2.54     -43%
Cash earnings per share (Cash
 EPS)                               EUR 2.07       EUR 2.78     -26%
Diluted Cash EPS                    EUR 2.06       EUR 2.76     -25%
-----------------------------     ----------------------------------

1) (Diluted) average number of common shares outstanding and EPS figures for prior reporting periods have been adjusted for stock dividends issued in April 2002.



---------------- ------------------- ------------ --------------------
Van der Moolen     Q4     Q4     %     Q3     %     12      12     %
 Holding N.V.     2002   2001         2002         months  months
Revenue                                            2002    2001
 breakdown in
 millions of
 Euros
---------------- ------------------- ------------ --------------------
VDM Specialists   59.9   69.0         70.0         266.7   262.6
  Net gain on
   principal
   transactions   49.1   57.7   -15%  59.1   -17%  222.9   216.1    3%
  Commissions      7.8    8.3    -6%   8.5    -8%   33.4    30.8    8%
  Other            3.0    3.0     0%   2.4    25%   10.4    15.7  -34%
US option
 business          3.3   (2.7) -222%  (0.7) -571%   (2.0)   (1.9)
European trading  11.8   17.6   -33%  15.0   -21%   54.5    73.3  -26%
Other activities   2.4    5.4   -56%   1.7    41%    8.4    11.1  -24%
---------------- ------------------- ------------ --------------------
Total revenues    77.4   89.3   -13%  86.0   -10%  327.6   345.1   -5%
---------------- ------------------- ------------ --------------------

---------------- ------------------- ------------ --------------------
Van der Moolen     Q4     Q4     %     Q3     %     12      12     %
 Holding N.V.     2002   2001         2002         months  months
Operating income                                   2002    2001
 before
 amortization and
 before
 impairment of
 intangible fixed
 assets,
 breakdown in
 millions of
 Euros
---------------- ------------------- ------------ --------------------
VDM Specialists   33.6   42.3   -21%  43.8   -23%  162.8   167.5   -3%
US option
 business            -   (9.7) -100%  (3.6) -100%  (17.2)  (20.7) -17%
European trading   1.2    8.2   -85%   2.5   -52%    6.8    30.7  -78%
Other activities   1.4    1.6   -13%  (2.0) -170%   (4.3)      -
---------------- ------------------- ------------ --------------------
Total operating
 income before
 amortization and
 before
 impairment of
 intangible fixed
 assets           36.2   42.4   -15%  40.7   -11%  148.1   177.5  -17%
---------------- ------------------- ------------ --------------------

---------------- ------------------- ------------ --------------------
VDM Specialists    Q4     Q4           Q3           12      12
 (VDMS)           2002   2001         2002         months  months
Key figures                                        2002    2001
 (Dutch GAAP)
---------------- ------------------- ------------ --------------------
VDM Specialists
 revenues ($
 million)         59.7   61.8         69.0         252.0   236.5
  Net gain on
   principal
   transactions   49.0   51.6         58.1         210.6   194.6
  Commissions      7.8    7.5          8.4          31.6    27.7
  Other            2.9    2.7          2.5           9.8    14.2
Total value of
 trading on NYSE
 ($ billion)     2,410  2,496        2,628        10,311  10,489
Value of trading
 in VDMS
 assignments
 ($ billion)       255    244          271         1,036     883
  VDMS market
   share in dollar
   value NYSE     10.6%   9.8%        10.3%         10.0%    8.4%
VDMS value of
 principal
 shares traded
 ($ billion)        88     75           94           358     278
  Participation
   rate           34.4%  30.7%        34.7%         34.6%   31.5%
VDMS net gain on
 principal
 transactions
 ($ million)      49.0   51.6         58.1         210.6   194.6
  Realization
   rate
   (basis points)  5.6    6.9          6.2           5.9     7.0
---------------- ------------------- ------------ --------------------



                           Van der Moolen Holding N.V.
                           Consolidated Balance Sheet
                             (Dutch GAAP, unaudited)


------------------------------     --------------- ------------------
(amounts in millions of Euros)        December 31,      December 31,
                                         2002              2001
------------------------------     --------------- ------------------

Assets

Fixed assets
Intangible fixed assets            163.2             159.4
Tangible fixed assets                9.3              11.1
Financial fixed assets             121.6              67.1
                                   ------          --------
                                            294.1              237.6
Current assets
Long positions securities          457.0             775.7
Clearing organizations and
 professional parties              398.1             723.1
Accrued income and other
 receivables                        11.5              31.0
Cash and cash-equivalents          334.0             304.2
                                   ------          --------
                                          1,200.6            1,834.0
---------------------------------- ------ -------- -------- ---------
Total assets                              1,494.7            2,071.6
---------------------------------- ------ -------- -------- ---------
Shareholders' equity and
 liabilities

Shareholders' equity               312.2             265.7
Minority interest                   62.0              64.1
                                   ------          --------
Group equity                                374.2              329.8
Provisions
Deferred tax liabilities            10.3              12.5
Other provisions                     2.0               2.2
                                   ------          --------
                                             12.3               14.7
Long-term liabilities
Subordinated debt                  199.4             207.7
Long-term debt                       6.9               7.3
                                   ------          --------
                                            206.3              215.0
Short-term liabilities
Short positions securities         691.3           1,178.4
Clearing organizations and
 professional parties              123.8             151.6
Short-term loans                     8.3              65.5
Advanced by clearing organizations  42.5              46.7
Accrued expenses and other
 liabilities                        36.0              69.9
                                   ------          --------
                                            901.9            1,512.1

---------------------------------- ------ -------- -------- ---------
Total shareholders' equity and
 liabilities                              1,494.7            2,071.6
---------------------------------- ------ -------- -------- ---------


---------------------------------- ------ -------- -------- ---------
Guarantee capital                           573.6              537.5
---------------------------------- ------ -------- -------- ---------



                           Van der Moolen Holding N.V.
            Consolidated statement of cash flow/ Movement schedule of
                              shareholders' equity
                             (Dutch GAAP, unaudited)

Consolidated statement of cash flow
------------------------------------------ ------------- -------------
(Amounts in millions of Euros)               12 months     12 months
                                               2002          2001
------------------------------------------ ------------- -------------
Cash flow from operating activities
Net income                                   58.5         126.7
Net gain on disposal of financial fixed
 assets                                         -         (32.4)
Minority interest                            25.2          25.3
Depreciation and amortization of fixed
 assets                                      11.9           5.0
Impairment of intangible fixed assets        21.5             -
Change deferred tax asset                   (10.1)            -
Change deferred tax liability                 4.0           3.9
Change in provisions                         (0.2)         (0.6)
Change in working capital                   117.6         (53.6)
                                                  ------        ------
                                                  228.4          74.3
Cash flow from investing activities
Investments in tangible fixed assets         (3.2)         (5.4)
Disposals of tangible fixed assets            1.0           0.2
Acquired group companies, less cash
 received                                   (63.8)       (153.8)
Investments in financial fixed assets        (0.2)         (0.9)
Divestments and repayments of financial
 fixed assets                                 2.6          60.7
Dividends received                              -           2.1
                                                  ------        ------
                                                  (63.6) (97.1)
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                                  37.8         106.1
Net change of short-term loans              (62.0)         52.4
Issued shares                                 2.7           8.2
Dividend payment                            (22.7)        (58.8)
Net change in minority interest             (25.2)        (37.3)
Other movements                              (0.2)         (6.5)
                                                  ------        ------
                                                  (69.6)         64.1
Currency exchange differences on cash and
 cash-equivalents                                 (61.2)          3.5
Change in cash and cash-equivalents, net
 of amounts advanced by clearing
 organizations                                     34.0          44.8
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at
 January 1,                                       257.5         212.7
                                                  ------        ------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at
 December 31,                                     291.5         257.5
-------------------------------------------------------- -------------
Movement in shareholders' equity
------------------------------------------ ------------- -------------
(Amounts in millions of euros)               12 months     12 months
                                               2002          2001
------------------------------------------ ------------- -------------
Shareholders' equity at January 1,                265.7         188.5
Exercise of options                           2.1           8.0
Issue of financing preferred shares           0.6           0.2
Cash dividend                               (19.8)        (56.0)
Currency exchange differences               (50.8)          4.6
Net income for the period January 1 -
 December 31,                                58.5         126.7
Preferred dividend for the period January
 1 - December 31                             (2.9)         (2.9)
Recognition of deferred tax asset            59.0             -
Other                                        (0.2)         (3.4)
                                                  ------        ------
                                                   46.5          77.2
                                                  ------        ------
Shareholders' equity at December 31,              312.2         265.7
------------------------------------------ ------------- -------------



                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                              (US GAAP, unaudited)

------------------------ --------------------------- ----------------
 (amounts  in millions
  of Euros)                     Q4         Q4     %         Q3     %
                               2002       2001             2002
------------------------ --------------------------- ----------------

Net income in accordance
 with Dutch GAAP                6.7       24.9  -73%       17.2  -61%

Adjustments to reported
 net income
Amortization of
 intangible fixed assets        0.8       (6.3)            (0.6)
Impairment of intangible
 fixed assets                 (14.6)       0.0              0.0
Pensions                       (1.2)       0.0              0.0
Stock options                  (1.3)      (1.5)            (1.4)
Provisions                      0.0       (4.0)             0.0
Other                          (0.4)      (3.1)            (0.6)
Taxation                        1.9       (0.2)            (2.1)

                         ----------------------      -----------

Net income in accordance
 with US GAAP                  (8.1)       9.8 -182%       12.5 -165%

Dividend on financing
 preferred shares              (0.8)      (0.8)            (0.7)

Net income in accordance
 with US GAAP
 attributable to common
 shares                        (8.9)       9.0 -199%       11.8 -175%

Average number of common
 shares outstanding      38,410,863 38,139,964       38,406,226
Diluted average number
 of common shares
 outstanding             38,475,369 38,451,955       38,469,224
------------------------
 (amounts in euros)
------------------------
Net income from ordinary
 activities per common
 share in accordance
 with Dutch GAAP               0.15       0.71  -78%       0.43  -64%
Net income per common
 share (including net
 extraordinary income)
 in accordance with
 Dutch GAAP                    0.15       0.63             0.43
Basic earnings per
 common share in
 accordance with US GAAP      -0.23       0.24 -196%       0.31 -175%
Diluted net income from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                          0.15       0.70  -78%       0.43  -64%
Diluted net income per
 common share (including
 net extraordinary
 income) in accordance
 with Dutch GAAP               0.15       0.63             0.43
Diluted earnings per
 common share in
 accordance with US GAAP      -0.23       0.23 -200%       0.31 -175%
------------------------ --------------------------- ----------------

------------------------ ---------------------------
 (amounts  in millions
  of Euros)                 12 months  12 months   %
                               2002       2001
------------------------ ---------------------------

Net income in accordance
 with Dutch GAAP               58.5      126.7  -54%

Adjustments to reported
 net income
Amortization of
 intangible fixed assets       (1.0)     (17.9)
Impairment of intangible
 fixed assets                 (14.6)       0.0
Pensions                       (0.8)       1.5
Stock options                  (5.5)      (5.0)
Provisions                      0.0       (4.0)
Other                          (1.5)      (4.4)
Taxation                       (5.0)      (4.8)

                         ----------------------

Net income in accordance
 with US GAAP                  30.1       92.1  -67%

Dividend on financing
 preferred shares              (2.9)      (2.9)

Net income in accordance
 with US GAAP
 attributable to common
 shares                        27.2       89.2  -70%

Average number of common
 shares outstanding      38,388,043 38,139,964
Diluted average number
 of common shares
 outstanding             38,525,890 38,451,955
------------------------
 (amounts in euros)
------------------------
Net income from ordinary
 activities per common
 share in accordance
 with Dutch GAAP               1.45       2.56  -44%
Net income per common
 share (including net
 extraordinary income)
 in accordance with
 Dutch GAAP                    1.45       3.24
Basic earnings per
 common share in
 accordance with US GAAP       0.71       2.34  -70%
Diluted net income from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                          1.44       2.54  -43%
Diluted net income per
 common share (including
 net extraordinary
 income) in accordance
 with Dutch GAAP               1.44       3.22
Diluted earnings per
 common share in
 accordance with US GAAP       0.71       2.32  -69%
------------------------ ---------------------------

----------------------------------------------------------------------
(amounts in millions of Euros )                      Dec. 31, Dec. 31,
                                                        2002    2001
----------------------------------------------------------------------
Shareholders' equity in accordance with Dutch GAAP      312.2   265.7
Adjustments to reported shareholders' equity
Goodwill and specialist assignments                     219.2   343.1
Pensions                                                  7.9     8.7
Taxation                                                (17.5)  (16.5)
Other                                                     1.5     4.0
Shareholders' equity in accordance with US GAAP         523.3   605.0
----------------------------------------------------------------------

    CONTACT: Van der Moolen
             T.L. Schram, +31 (0)20 535 6789
             www.vandermoolen.com
                 or
             Taylor Rafferty
             Mark Walter, +44 207 936 0400
                 or
             Karen Wagner, 212/889-4350